SilverCrest Expands Babicanora High-Grade Footprint to One Kilometre

Vancouver, British Columbia--(Newsfile Corp. - November 27, 2017) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce additional Phase II drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Step-out drilling targeting extensions of the Babicanora Vein continues to intersect high-grade mineralization. With the latest results, SilverCrest has drill-tested and intersected high-grade mineralization for an additional 400 metre of strike length at the Babicanora Vein. The high-grade footprint is now a total of 1,000 metres in strike length, with a near-surface mineralized height of 125 to 175 metres (see attached Figures). There are 19 known epithermal veins on the Property, including nine which consist of the Babicanora, Babicanora Footwall, Las Chispas, Giovanni, La Blanquita, William Tell, Varela, Granaditas and Amethyst veins. SilverCrest has intersected high-grade silver-gold mineralization in each of the nine veins drilled to date.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "Our continued step-out drilling along the strike of the Babicanora Vein has added another 400 metres to the previously announced high-grade footprint, bringing the total strike length to one kilometre. The Babicanora Vein has clearly developed into the most significant source of high-grade mineralization in the district. We are planning an additional 10 to 15 surface holes at the Babicanora Vein to infill recent results and test for further extensions before mid-January 2018. In addition, we will continue underground drilling at the Las Chispas and Giovanni veins. Drilling to date has intercepted areas of high-grade mineralization in all targeted veins, warranting further drilling to better define continuity and volume. We remain on track to complete our expanded Phase II program by mid-January 2018 in anticipation of releasing a maiden resource estimate for the Las Chispas Property in February 2018." The most significant result for this release was returned from Hole BA17-43, which intersected 3.2 metres (true thickness) grading 26.95 grams per tonne ("gpt") gold and 1,493.6 gpt silver or 3,515 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery). Also noteworthy is Hole BA17-31 at 3.8 metres grading 5.65 gpt gold and 451.5 gpt silver, or 875 gpt AgEq and Hole BA17-33 at 3.1 metres grading 5.08 gpt gold and 570.5 gpt silver, or 951 gpt AgEq. All three holes are step-out holes, which intercepted the Babicanora Vein approximately 300 to 400 metres southeast from the Company's drill holes previously announced on October 19, 2017 (see attached Figures). The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release within the Babicanora Vein only:

Hole No.	From (m)	To (m)	Drill Intercept (m)	Est. True Thickness (m)	Au Gpt	Ag gpt	AgEq* gpt
BA17-29	142.7	144.8	2.1	1.5	1.78	101.1	235
BA17-31	313.7	317.5	3.8	3.8	5.65	451.5	875
incl.	314.2	315.4	1.3	1.2	16.10	973.0	2,182
BA17-32	108.5	114.9	6.3	4.0	1.50	101.1	214
incl.	111.9	114.9	2.9	1.8	2.50	153.0	341
BA17-33	225.7	228.9	3.2	3.1	5.08	570.5	951
incl.	225.7	226.2	0.5	0.4	17.65	1,495.0	2,819
incl.	228.1	228.9	0.8	0.7	8.76	1,290.0	1,947
BA17-36	241.4	243.5	2.1	2.0	3.65	451.6	725
incl.	242.0	242.7	0.7	0.7	10.25	1,280.0	2,049
BA17-37	75.3	77.8	2.5	2.5	1.14	117.8	203
BA17-38	15.0	18.6	3.6	3.6	4.21	165.0	481
incl.	15.0	15.7	2.1	0.7	18.10	590.0	1,948
BA17-41	90.6	95.3	4.7	4.0	1.32	119.2	218
incl.	91.2	92.2	1.0	1.0	4.44	289.0	622
BA17-42	279.8	282.4	2.6	2.2	3.79	388.1	673
incl.	279.8	280.5	0.6	0.5	12.35	1,210.0	2,136
BA17-43	324.4	328.0	3.6	3.2	26.95	1,493.6	3,515
incl.	324.4	325.1	0.7	0.6	137.00	4,720.0	14,995
incl.	327.0	328.0	1.0	0.9	7.42	787.0	1,344

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill holes BA17-25, 28, 30, 34, and 39 intercepted anomalous mineralization, but are below the Company's 150 gpt AgEq cutoff. Hole BA17-35 was drilled in the Amethyst Vein with results pending. Hole BA17-40 intercepted 0.10 gpt gold and 117.8 gpt silver or 136 gpt AgEq, which suggests a lower grade halo adjacent to the high-grade footprint. With this recent set of results, the revised estimated high-grade footprint of the Babicanora Vein is now one kilometre long and is open along strike and potentially down dip.

The Company continues to intersect mineralization in the Babicanora FW Vein, as previously announced. This vein is parallel and located 20 to 30 metres to the northeast of the Babicanora Vein. The known surface strike length of this vein is over one kilometre long. These results will be provided in a separate news release.

Expanded Phase II Exploration Plans

The Company plans to continue with step-out and infill drilling with an additional 10 to 15 surface holes to be completed on the Babicanora Vein and ongoing underground drilling on the Las Chispas and Giovanni veins. Furthermore, the Company continues to collect trench samples from the surface dumps. The expanded Phase II program will be concluded by mid-January 2018, in time for results to be incorporated into the maiden resource estimate in February 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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